This statement constitutes Amendment No. 2 ("Amendment
No. 2") to the Statement on Schedule 13D, dated May 6, 1993, as amended by Amendment No. 1, dated January 7, 1994 (collectively, the "Schedule 13D"), filed by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with Water Street and Goldman Sachs, the "Reporting Persons") in respect of the beneficial ownership by the Reporting Persons of shares of the common stock, par value $.10 per share (the "Common Stock"), of USG Corporation, a Delaware corporation (the "Company"). Capitalized terms used but otherwise not defined herein shall have the meaning ascribed to them in the Schedule 13D.

	Item 4 is hereby amended as follows:

	Item 4.	Purpose of the Transaction.

		On February 16, 1994, the Company filed
Amendment No. 1 to its registration statement for an underwritten public offering of Common Stock (the "Offering"). The registration statement was originally filed on January 7, 1994. Amendment No. 1 covers the sale in the Offering of 4,000,000 shares of Common Stock by Water Street (4,750,000 shares if the underwriters' overallotment options are exercised in full).

	Item 5 is hereby amended as follows:

	Item 5.	Interest in Securities of the Issuer.

		As described in Item 4 above, on February 16, 1994, the Company filed Amendment No. 1 to its registration statement for an underwritten public offering of Common Stock of 6,000,000 shares of Common Stock by the Company (6,750,000 shares if the underwriters' overallotment options are exercised in full) and 4,000,000 shares of Common Stock by Water Street (4,750,000 shares if the underwriters' overallotment options are exercised in full). Assuming consummation of the Offering,
(i) Water Street would beneficially own 11,893,231 shares of Common Stock (11,143,231 shares if the underwriters' overallotment options are exercised in full) and Warrants to purchase 116,070 shares of Common Stock and (ii) Goldman Sachs and GS Group would beneficially own 11,989,770 shares of Common Stock (11,239,770 shares if the underwriters' overallotment options are exercised in full) and Warrants to purchase 116,070 shares of Common Stock. Based on the foregoing, Water Street would beneficially own (without giving effect to the Warrants owned by Water Street) 28% (25% if the underwriters' overallotment options are exercised in full) and Goldman Sachs and GS Group would beneficially own (without giving effect to the Warrants owned by Water Street) 28% (26% if the underwriters' overallotment options are exercised in full), in each case, of the outstanding shares of Common Stock after the Offering. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Water Street would beneficially own 28% (26% if the underwriters' overallotment options are exercised in full) and Goldman Sachs and GS Group would beneficially own 28% (26% if the underwriters' overallotment options are exercised in full), in each case, of the outstanding shares of Common Stock after the Offering.

	Item 6 is hereby amended as follows:

	Item 6.	Contracts, Arrangements, Understandings
		or Relationships with Respect to Securities of the Issuer.

			In connection with the Offering, the Reporting Persons entered into a letter agreement, dated February 22, 1994
(the "Letter Agreement"), with the Company, a copy of which is filed as Exhibit F to this Amendment No. 2 and incorporated by reference.

		Water Street and the Company have agreed that if the number of shares of Common Stock to be registered and included in the Offering is equal to 10,000,000 shares (11,500,000 shares if the underwriters' overallottment options are exercised), the Company and Water Street will include 6,000,000 shares and 4,000,000 shares, respectively (6,750,000 shares and 4,750,000 shares, respectively, if the underwriters' overallotment options are exercised in full).

		Under the Letter Agreement, Water Street (and, if it distributes Common Stock to the partners of Water Street, those partners) may not request a demand registration of Common Stock until a period of 120 days after the effective date of the Offering. The Letter Agreement also contemplates that (i) Water Street would enter into an underwriting agreement containing customary terms and conditions and (ii) Water Street and Goldman Sachs would enter into an agreement with the underwriters to the effect that, during the 120-day period after the effective date of the Offering, Water Street and Goldman Sachs will not sell or otherwise dispose of any shares of Common Stock or Warrants, except that, at any time after 90 days after the effective date of the Offering, Water Street may distribute all or any portion of its shares of Common Stock or Warrants to its partners in accordance with its governing partnership agreement and, except that, Water Street and Goldman Sachs may exercise their Warrants. In the event of any such distribution by Water Street, the partners (other than

Goldman Sachs) would not be subject to the restriction on selling shares of Common Stock during the remainder of the 120-day period. The shares distributed to the partners (other than the partners, if any, who are "affiliates" of the Company (as such term is defined under the Securities Act of 1933, as amended (the "Securities Act"))) would be freely tradeable without registration under the Securities Act and without regard to the requirements of Rule 144 under the Securities Act, and the shares distributed to any partner which is an affiliate of the Company would be freely tradeable pursuant to Rule 144.

		The holdback and lock-up arrangements described above would terminate if the effective date of the Offering does not occur by April 30, 1994. If Water Street withdraws its request to include shares of Common Stock in the Offering or otherwise does not sell any shares of Common Stock in the Offering, Water Street may, by written notice to the Company, elect to terminate the Letter Agreement.

		The foregoing description is qualified in its entirety by reference to the Letter Agreement a copy of which is filed as Exhibit F and is incorporated by reference.

	Item 7.	Material to be Filed as Exhibits

(F)	Letter Agreement, dated February 22, 1994,
between the Company and the Reporting
Persons.

SIGNATURE


	Each of the undersigned certifies, after reasonable inquiry and to the best of its knowledge and belief, that the information set forth in this statement is true, complete and correct.


				WATER STREET CORPORATE RECOVERY
FUND I, L.P.

					By:	GOLDMAN, SACHS & CO.
						General Partner

					By:  /s/ Richard A. Friedman
						Name: Richard A. Friedman
						Title:  General Partner



					GOLDMAN, SACHS & CO.

						By:  /s/ Richard A. Friedman
						Name: Richard A. Friedman
						Title:  General Partner


					THE GOLDMAN SACHS GROUP, L.P.

						By:  /s/ Richard A. Friedman
						Name:  Richard A. Friedman
						Title:  General Partner


Dated:  February 22, 1994

Index to Exhibits

Exhibit
Description
Page


(F)
Letter Agreement,
dated February 22,
1994 between the
Company and the
Reporting Persons.
   7

	Exhibit F

LETTER AGREEMENT





February 22, 1994






USG Corporation
125 South Franklin Street
Chicago, Illinois  60606

Gentlemen:
Reference is made to the letter agreement, dated
February 25, 1993 (the "Original Letter Agreement"), among USG Corporation, a Delaware corporation ("USG"), Water Street Corporate Recovery Fund I, L.P., a Delaware limited partnership ("Water Street"), The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group"), and Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Original Letter Agreement.
On January 7, 1994, USG filed a registration statement
on Form S-1 (No. 33-51845) under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the proposed underwritten public offering (the "Proposed Offering") of shares of common stock, par value $.10 per share, of USG ("Common Stock").
This letter agreement (the "Agreement") confirms the
following agreements and understandings between us:
1.	Number of Shares.
(a)	USG currently intends to register for sale in
the Proposed Offering 10,000,000 shares of Common Stock (11,500,000 shares if the underwriters' overallotment option or options are exercised in full). If that number of shares of Common Stock is included in the Proposed Offering, USG and Water Street will include 6,000,000 shares and 4,000,000 shares, respectively (6,750,000 shares and 4,750,000 shares, respectively, if the underwriters' overallotment option or options are exercised in full).

(b)	For purposes of this Section 1, "Primary
Shares" shall mean the number of shares of Common Stock included in the Proposed Offering that are not subject to the underwriters' overallotment option or options; and "Option Shares" shall mean the number of shares of Common Stock included in the Proposed Offering that are subject to the underwriters' overallotment option or options and equal to 15% of the total number of Primary Shares.
(c)	If the number of Primary Shares to be
registered and included in the Proposed Offering is greater than 10,000,000 and is equal to or less than 12,000,000 shares, (x) USG shall be entitled to include in the Proposed Offering a number of Primary Shares equal to the sum of (A) 6,000,000 plus
(B) 50% of the excess of the number of Primary Shares to be registered over 10,000,000; (y) Water Street shall be entitled to include in the Proposed Offering a number of Primary Shares equal to the sum of (A) 4,000,000 plus (B) 50% of the excess of the number of Primary Shares to be registered over 10,000,000; and
(z) each of USG and Water Street shall be entitled to include 50% of the Option Shares.
(d)	If the number of Primary Shares to be
registered and included in the Proposed Offering exceeds 12,000,000 shares, (x) USG shall be entitled to include 7,000,000 Primary Shares and 900,000 Option Shares in the Proposed Offering; and (y) Water Street shall be entitled to include in the Proposed Offering a number of Primary Shares equal to the total number of Primary Shares less 7,000,000 and a number of Option Shares equal to the total number of Option Shares less 900,000.
(e)	Water Street may elect to include in the
Proposed Offering a lesser number of shares of Common Stock than it is entitled to include in the Proposed Offering under
Section 1(c) or 1(d). If Water Street so elects, USG shall be entitled to include additional shares of Common Stock in the Proposed Offering up to the difference between the number of shares that Water Street includes in the Proposed Offering and the number of shares that Water Street is entitled to include in the Proposed Offering.
(f)	If the underwriters' overallotment option or
options are exercised, in whole or in part, in the Proposed Offering, the underwriters shall purchase an equal number of Option Shares from each of USG and Water Street until the underwriters have purchased the total number of Option Shares to be issued and sold by exercise of such option or options.USG upon
2.	Limitation on Requests for Registration.  Water
Street (and any assignees of Water Street's rights under Section
4.1 of the Original Letter Agreement) shall not request any registration of shares of Common Stock pursuant to Section 4.1 of the Original Letter Agreement until a period of 120 days shall have elapsed from the effective date (the "Effective Date") of the registration statement for the Proposed Offering.
3.	Limitation on Sale of Securities.  (a)  Unless
Water Street withdraws its request to include shares of Common Stock in the Proposed Offering pursuant to the Original Letter Agreement or otherwise does not include any shares of Common Stock in the Proposed Offering, Water Street shall enter into an underwriting agreement substantially in the form attached hereto as Exhibit A, when and if USG enters into such underwriting agreement.
	(b)	Water Street and Goldman Sachs shall enter
into an agreement (the "Lock-Up Agreement") with the underwriters for the Proposed Offering at the time (i) Water Street enters into an underwriting agreement for the Proposed Offering, or (ii) Water Street withdraws its request to include shares of Common Stock in the Proposed Offering pursuant to the Original Letter Agreement or otherwise does not include any shares of Common Stock in the Proposed Offering, unless it elects to terminate this Agreement pursuant to Section 6.1(b) (in which event the provisions of the Original Letter Agreement shall apply). Pursuant to the Lock-Up Agreement, Water Street and Goldman Sachs shall agree not to offer, sell or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock for a period of 120 days from the Effective Date, without the consent of such underwriters, except that Water Street may distribute such shares or securities held by it to its partners at any time after 90 days following the Effective Date, which partners (other than Goldman Sachs) shall not be bound by the limitations contemplated by this Section 3(b), and except that any Goldman/Water Entity may exercise its Warrants to purchase Common Stock.
4.	Stock Certificates.  As promptly as practicable, and in
any event within two days, after consummation of the Proposed Offering, USG shall instruct any transfer agent and registrar of the Common Stock to prepare and deliver, as promptly as practicable, and in any event within 10 days after consummation of the Proposed Offering, to Water Street (or a nominee as Water Street directs), certificates representing, in the aggregate, the number of shares of Common Stock equal to the number of shares of Common Stock represented by the certificate or certificates surrendered by Water Street in connection with the Proposed Offering, less the number of shares of Common Stock sold by Water Street in the Proposed Offering; and USG shall facilitate such preparation and delivery and shall use its reasonable best efforts to cause such transfer agent and registrar to prepare and deliver such certificates. Such certificates shall be in such denominations and registered in the name of Water Street or such other name or names as Water Street requests. Water Street shall certify to USG its best estimate, based on the then current market price of the Common Stock, of the number of shares of Common Stock attributable to the limited partners in Water Street (other than Goldman Sachs and its affiliates); based on
Sections 5(a) and 5(b), the certificate or certificates evidencing such number of shares of Common Stock shall not be imprinted with or otherwise bear any legend; and the certificate or certificates evidencing the remaining shares of Common Stock shall be imprinted with the legend set forth in Section 6.5 of the Original Letter Agreement and no other legend. USG shall not impose, and shall instruct any transfer agent and registrar of the Common Stock to release, any stop transfer orders covering the shares of Common Stock represented by the unlegended certificates. The Common Stock represented by such unlegended certificates may not be sold, transferred, pledged or otherwise disposed of, except pursuant to a distribution to any of Water Street's partners in accordance with the terms of Water Street's limited partnership agreement and not in violation of the Lock-up Agreement.
5.	Distributions by Water Street; Stock Certificates.
(a)	USG acknowledges receipt of the opinion of Fried, Frank,
Harris, Shriver & Jacobson, special counsel to Water Street, in the form attached hereto as Exhibit B and the certificate of Water Street, in the form attached hereto as Exhibit C (the "Water Street Certificate"). After, but on the same day that, Water Street distributes shares of Common Stock or Warrants or both to its partners, Water Street shall furnish to USG (i) an opinion of counsel to Water Street, substantially in the form of Exhibit B (but with appropriate changes to reflect the number of shares sold in the Proposed Offering, the number of shares of Common Stock then outstanding and other relevant factual differences), to the effect that (A) if a limited partner in Water Street is not an affiliate of USG, such limited partner (other than Goldman Sachs and its affiliates as to which counsel need express no opinion) may sell the Common Stock and Warrants received by it in such distribution without registration under the Securities Act in reliance on Section 4(1) thereof and (B) if a limited partner in Water Street is an affiliate of USG, such limited partner may sell the Common Stock and Warrants received by it in such distribution in accordance with Rule 144 under the Securities Act; and (ii) a certificate of Water Street, to substantially the same effect and substantially in the form of Exhibit C, except that (A) such certificate may identify exceptions to the certifications in paragraphs 2(b), 6(b), 7, 8, 9, and 10 of the Water Street Certificate and (B) paragraph 3 of the Water Street Certificate may be revised to reflect the then current market price of the Common Stock, the number of shares of Common Stock sold in the Proposed Offering and the number of shares of Common Stock then outstanding.
(b)	The parties agree that, based on paragraphs 4
and 5 of the Water Street Certificate, if Water Street distributes any shares of Common Stock or Warrants or both to its partners:
	(i)	such partners (other than any
Goldman/Water Entity) shall not be subject to any restrictions under the Original Letter Agreement on the sale, transfer or other disposition of the shares of Common Stock and Warrants distributed to them; provided, however, that partners to which rights under Article 4 of the Original Letter Agreement are assigned shall be subject to the obligations under such Article 4;
	(ii)	each Goldman/Water Entity shall be bound
by the provisions of the Original Letter Agreement (and such provisions shall terminate) in accordance with their terms (it being understood that the Original Letter Agreement provides that none of the Goldman/Water Entities will, directly or indirectly, sell, transfer, pledge or otherwise dispose of any shares of Common Stock, except for any sale, transfer, pledge or disposition set forth in Section 1.3 thereof); and
	(iii)	(A)	if such partner is not an affiliate
of USG, such partner (other than Goldman Sachs and its affiliates) may sell the shares of Common Stock and Warrants distributed to it without registration under the Securities Act in reliance on Section 4(1) thereof and (B) if such partner is an affiliate of USG, such partner may sell the shares of Common Stock and Warrants distributed to it in accordance with Rule 144 under the Securities Act.
If the certifications in paragraphs 4 or 5 of the Water
Street Certificate with respect to any limited partner are not correct, either when made or in the future due to a change in the facts with respect to such limited partner, then the agreements by USG pursuant to this Section 5(b) with respect to such limited partner shall terminate, and the agreements by USG pursuant to this Section 5(b) with respect to all of the other limited partners shall continue in full force and effect.
(c)	Upon written request by Water Street in
connection with any distribution of shares of Common Stock, Warrants or both to its partners, USG shall instruct any transfer agent and registrar of the Common Stock and of the Warrants to prepare and deliver to Water Street (or a nominee as Water Street directs), as promptly as practicable, and in any event within 10 days after such written request, and upon surrender to the transfer agent of outstanding certificates representing shares of Common Stock or Warrants being distributed to such partners in Water Street, new certificates representing, in the aggregate, such number of shares of Common Stock and Warrants, in such denominations and registered in such names as Water Street requests; and USG shall facilitate such preparation and delivery and shall use its reasonable best efforts to cause such transfer agent and registrar to prepare and deliver such certificates. Subject to Section 5(d), none of the certificates evidencing the shares of Common Stock and Warrants being distributed by Water Street to the partners in Water Street shall be imprinted with or otherwise bear any legend.
(d)	The certificates evidencing shares of Common
Stock and Warrants being distributed by Water Street to the Goldman/Water Entities and their affiliates shall be imprinted with the legend set forth in Section 6.5 of the Original Letter Agreement and no other legend. If, immediately after such distribution, any certificates representing shares of Common Stock or Warrants owned by any Goldman/Water Entity or their affiliates are not imprinted with the legend set forth in Section
6.5 of the Letter Agreement, then (i) such Goldman/Water Entity and affiliate shall surrender such certificates to the transfer agent of the Common Stock or the Warrants, as the case may be; and (ii) such transfer agent shall prepare and deliver to such Goldman/Water Entity or affiliate, as the case may be (or a nominee as directed by them), as promptly as practicable, and in any event within 10 days after such surrender, new certificates representing the number of shares of Common Stock and Warrants represented by the surrendered certificates, in such denominations and registered in such names as such Goldman/Water Entity or such affiliate shall request. Such new certificates shall be imprinted with the legend set forth in Section 6.5 of the Original Letter Agreement and no other legend. USG shall facilitate such preparation and delivery and shall use its reasonable best efforts to cause such transfer agent and registrar to prepare and deliver such certificates.
(e)	At any time the Goldman/Water Entities
beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) less than 5% of the then outstanding shares of Common Stock, upon written request by the Goldman/Water Entities and delivery to the transfer agent of the Common Stock of an opinion of counsel to the Goldman/Water Entities to the effect that the Goldman/Water Entities may sell the Common Stock or Warrants represented by the unlegended certificates delivered to them under this Section 5(e) without registration under the Securities Act in reliance on Section 4(1) thereof, USG shall instruct any transfer agent and registrar of the Common Stock to prepare and deliver to the Goldman/Water Entities and their affiliates (or a nominee as directed by them), as promptly as practicable, and in any event within 10 days after such written request, and upon surrender of any outstanding certificates representing shares of Common Stock and Warrants, new unlegended certificates representing such shares of Common Stock and Warrants, in such denominations and registered in such names as the Goldman/Water Entities and their affiliates shall request; and USG shall facilitate such preparation and delivery and shall use its reasonable best efforts to cause such transfer agent and registrar to prepare and deliver such certificates.
USG shall not impose, and shall instruct any transfer agent and registrar of the Common Stock and of the Warrants to release, any stop transfer orders covering the shares of Common Stock and Warrants being distributed to persons whose certificates will be unlegended.
6.	Miscellaneous.
6.1	Termination.  (a)  Sections 1, 2 and 3 of
this Agreement shall terminate and be of no further force and effect if the Effective Date does not occur by April 30, 1994. The remainder of this Agreement shall survive such termination.
(b)	If Water Street withdraws its request to
include shares of Common Stock in the Proposed Offering or otherwise does not sell any shares of Common Stock in the Proposed Offering, Water Street may, by written notice to the Company, elect to terminate this Agreement, in which case this Agreement shall terminate and be of no further force and effect. If Water Street withdraws such request or otherwise does not sell any shares of Common Stock in the Proposed Offering and Water Street does not elect to terminate this Agreement, this Agreement shall remain in full force and effect.
6.2	Entire Agreement.  This Agreement and the
Original Letter Agreement embody the entire agreement and all understandings between the parties hereto and supersede all prior agreements and understandings relating to the subject matter hereof.
6.3	Full Force and Effect.  Except to the extent
amended hereby, all of the provisions of the Original Letter Agreement shall remain in full force and effect.

6.4	Governing Law.  This Agreement shall be
governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.
6.5	Further Assurances.  Each party hereto shall
do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party may request in order to carry out the intent and accomplish the purpose of this Agreement and the consummation of the transactions contemplated hereby.
6.6	Amendments and Waivers.  This Agreement may
not be changed, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such change, modification, discharge, waiver or consent shall be in writing and signed by the party against which enforcement thereof is sought. No such amendment or waiver shall extend to or affect any obligation not expressly amended or waived or impair any right consequent thereon.
6.7	Binding Effect.  This Agreement shall inure
to the benefit of and shall be binding upon the parties hereto and their respective legal representatives, successors and assigns.
6.8	Headings.  Article, section and other
headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.
6.9	Counterparts.  This Agreement may be executed
in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
	6.10	Notices.  All notices and other communications
which are required to be or may be given or furnished under this Agreement shall be given in accordance with Section 8.9 of the Original Letter Agreement.
	6.11	Affiliates.  Imprinting the certificate or
certificates evidencing the shares of Common Stock or Warrants owned by any affiliate of the Goldman/Water Entities with the legend set forth in Section 6.5 of the Original Letter Agreement shall not be deemed an agreement or admission on the part of the Goldman/Water Entities or such affiliate that such affiliate or the shares of Common Stock or Warrants owned by such affiliate are bound by or otherwise subject to the Original Letter Agreement (other than, if such affiliate is assigned rights under Article 4 of the Original Letter Agreement, for obligations under such Article 4).
<PAGE


	If the foregoing accurately reflects our agreement, please so indicate by signing and returning to the undersigned a copy of this letter, whereupon this letter shall constitute the binding obligations of the parties hereto.

	Very truly yours,

	WATER STREET CORPORATE RECOVERY FUND I,
	  L.P.

	By:	Goldman, Sachs & Co.
		General Partner

	By:	________________________________
		Title:  General Partner

	THE GOLDMAN SACHS GROUP, L.P.

	By:	________________________________
		Title:  General Partner

	GOLDMAN, SACHS & CO.

	By:	________________________________
		Title:  General Partner
Executed and agreed to
this 22nd day of February, 1994

USG CORPORATION

By:	________________________________
	Title: